								Filed under Rule 424(b)(2), Registration Statement No. 333-253293
	Pricing Supplement No. 50 - Dated Monday, June 5, 2023 (To: Prospectus Dated February 19, 2021 and Prospectus Supplement Dated February 19, 2021)
CUSIP		Gross	Net	Principal	Coupon	Coupon	Coupon	Maturity	1st Coupon	1st Coupon	Survivor's	Product
Number	Selling Price	Concession	Proceeds	Amount	Type	Rate	Frequency	Date	Date	Amount	Option	Ranking
34540TD90	100%	1.700%	$35,462,708.00	$36,076,000.00	Fixed	7.000%	Semi-Annual	06/20/2028	12/20/2023	$37.33	Yes	Senior Unsecured Notes

Redemption Information: Callable at 100% on 6/20/2024 and Semi-Annually thereafter with 30 Calendar Days' Notice.

Note: As of the date of this Pricing Supplement, Ford Credit's short- and long-term unsecured debt is rated non-investment grade by a number of credit rating agencies designated as nationally recognized statistical rating organizations by the Securities and Exchange Commission.

Investment advisers purchasing for the account of their advisory clients and selected dealers purchasing on an agency basis or for their own accounts on a principal or riskless principal basis, may be offered Notes at a 1.000% discount to the public offering rate. Notes purchased by selected dealers in level-fee and retirement accounts may be sold to such accounts at a discount up to 1.000% to the public offering price, thereby not retaining any portion of the discount as compensation.

Trade Date: Monday, June 5, 2023 @ 12:00 PM ET	Ford Credit Notes - Series B
Settlement Date: Thursday, June 8, 2023	$ 3,000,000,000
Minimum Denomination/Increments: $1,000.00/$1,000.00	Ford Motor Credit Company LLC
Initial trades settle flat and clear SDFS: DTC Book-Entry only	Prospectus Dated: 2-19-21 and Prospectus
DTC Number 0235 via RBC Dain Rauscher Inc.	Supplement Dated: 2-19-21

Ford Credit Notes - Series B

If the stated maturity date or an interest payment date for any note is not a business day (as term is defined in prospectus), principal, premium, if any, and interest for that note is paid on the next business day, and no interest will accrue from, and after, the stated maturity date or interest payment date.

Validity of the notes offered hereby:	In the opinion of Ford Credit's counsel, when the notes offered by this pricing supplement have been executed and issued by Ford Credit and authenticated by the trustee pursuant to an Indenture dated as of March 16, 2015, between Ford Credit and The Bank of New York Mellon (the “Indenture”), and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Ford Credit, enforceable in accordance with their terms. The opinion expressed above is subject to the qualifications that such counsel expresses no opinion as to the applicability of, compliance with, or effect of (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law or judicially developed doctrine in this area (such as substantive consolidation or equitable subordination) affecting the enforcement of creditors' rights generally, (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and (iii) public policy considerations which may limit the rights of parties to obtain certain remedies. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the Limited Liability Company Act of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Indenture with respect to the trustee and other matters all as stated in the letter of such counsel dated February 19, 2021 and filed as Exhibit 5 to the Registration Statement.